Q1

2014 First Quarter Report

	Three months ended
Advantage Unconsolidated Results (1)	March 31
	2014	2013

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$55,239	$41,598
per boe	$29.83	$21.75
Funds from operations	$45,449	$21,484
per share (2)	$0.27	$0.13
per boe	$24.56	$11.23
Total capital expenditures	$49,287	$54,107
Working capital deficit (3)	$17,082	$49,027
Bank indebtedness	$84,654	$164,025
Convertible debentures (face value)	$86,250	$86,250
Shares outstanding at end of period (000)	169,096	168,383
Basic weighted average shares (000)	168,700	168,383
Operating
Daily Production
Natural gas (mcf/d)	122,481	119,692
Crude oil and NGLs (bbls/d)	164	1,308
Total mcfe/d (4)	123,465	127,540
Total boe/d (4)	20,578	21,257
Average prices (including hedging)
Natural gas ($/mcf)	$4.89	$3.04
Crude oil and NGLs ($/bbl)	$94.10	$75.58

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	Based on basic weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

MESSAGE TO SHAREHOLDERS

The following Message to Shareholders discusses the non-consolidated financial and operating results for Advantage, excluding Longview.

Completed Transition to a Pure Play Montney Producer

In the last twelve months, Advantage transitioned into a highly focused pure play Montney producer. This has contributed to strong first quarter 2014 results which included:

▪	108% increase in funds from operations per share from $0.13/share to $0.27/share
▪	$111 million reduction in total debt to $188 million
▪	68% decrease in operating cost from $0.86/mcfe to $0.28/mcfe
▪	57% decrease in cash G&A costs from $0.47/mcfe to $0.20/mcfe

During the first quarter of 2014, Advantage completed the final steps to simplify the Corporation’s capital structure, reduce administration and costs. Advantage’s capital structure was simplified and strengthened through the sale of the Longview shares for gross proceeds of $94 million and the sale of our Questfire investments for gross proceeds of $17.5 million. On February 1, 2014, the technical services agreement between Advantage and Longview was terminated. This reduced our administrative costs and resulted in a motivated team of 25 employees who are focused on the Corporation’s three year development plan.

Advantage’s industry leading cost structure resulted in a first quarter 2014 operating netback which represented 84% of our realized natural gas pricing. This strong operating margin is a significant factor in Advantage’s Glacier three year development plan which is based on an average natural gas price of AECO Cdn $3.75/GJ over the period. The three year plan is targeted to deliver 100% production per share growth and 190% cash flow per share growth while maintaining an average total debt to cash flow ratio of 1.5. Production is expected to grow to 183 mmcfe/d in 2015, 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017. Production growth at Glacier has already replaced the sale of approximately 33.6 mmcfe/d (5,600 boe/d) of non-core conventional assets which closed in April 2013.

Consistent with our hedging strategy to maintain downside natural gas price protection, Advantage has hedged an average of 50% of its forecast production for 2014 and 2015 at an average price of AECO Cdn $3.85/mcf. Advantage has also secured an initial hedge position on 12% of its forecast average production for 2016 through to Q1 2017 at an average price of AECO Cdn $4.07/mcf.

With the completed transition of Advantage to a pure play Montney producer, our board, management and staff are entirely focused on development of our Montney resource including the execution of our three year Glacier development plan.

Strong Funds from Operations due to Increased Glacier Production, Improved Cost Structure and Higher Natural Gas Prices

▪	Funds from operations for the first quarter of 2014 increased 112% to $45.4 million or $0.27 per share as compared to the first quarter of 2013 (excluding dividends from Longview), and exceeded our budget. The increased funds from operations have been primarily attributable to the growth in Glacier production, significantly improved commodity prices and lower operating cost, interest and G&A expense.

▪	Advantage’s operating netback during the first quarter of 2014 was $4.45/mcfe which is 84% of our realized natural gas price of $5.29/mcfe, excluding hedging. This strong cash margin is due to the industry leading low cost structure at Glacier and is a key success factor in our go forward three year development plan.

▪	Production increased 14% to 123.5 mmcfe/d (20,578 boe/d) for the first quarter of 2014 compared to the fourth quarter of 2013. Production during the first quarter was in line with our earlier estimate of 122 mmcfe/d to 126 mmcfe/d which included minor Glacier plant outages required to accommodate construction work and integration of new well facility pads. Current production of 135 mmcfe/d is on-track with our Phase VII development plan.

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▪	Advantage’s total cash cost structure including operating costs, royalties, interest and cash G&A expense decreased 45% from $1.76/mcfe in the first quarter of 2013 to $0.97 /mcfe in the first quarter of 2014. The decrease is attributable to divestment of higher cost non-core assets, reduced debt and the focus on improving efficiencies in all aspects as we continue our development at Glacier.

▪	Operating costs decreased 68% to $0.28/mcfe ($1.65/boe) in the first quarter of 2014 compared to the same period in 2013.

▪	Royalties were 4.6% during the first quarter of 2014 compared to 4.5% in the first quarter of 2013.

▪	G&A cash expenses decreased 57% to 0.20/mcfe in the first quarter of 2014 compared to the same period in 2013.

▪	Total capital expenditures in the first quarter of 2014 were $49.3 million which was $14.6 million lower than budgeted due to improved drilling efficiencies that resulted in lower per well drilling costs than anticipated.

▪	Bank indebtedness outstanding at March 31, 2014 was $84.7 million, a decrease of $69.0 million since December 31, 2013 due to the increase in funds from operations and net proceeds received from the disposition of investments in Longview and Questfire Energy Corp. The $84.7 million of bank debt at March 31, 2014 represents a 28% draw on our available credit facility of $300 million.

Glacier Operations On-Track with Three Year Development Plan

Solid Production from Recent Slickwater Frac’d Wells

▪	A total of 12 new Phase VI Montney wells have been brought on production to support the current production rate of approximately 135 mmcfe/d. Many of these new wells are still restricted to manage frac sand flow back and better sustained productivity. A total of 10 Phase VI wells remain in inventory and will be brought on stream as required to maintain the 135 mmcfe/d production rate through the balance of 2014. Additionally, a total of six new Phase VII wells have been rig released to date.

▪	Advantage’s record Phase VI Upper Montney well at 05-20-76-12W6 is still producing at a restricted rate of 7.0 mmcf/d with a wellhead pressure of 8,100 kpa after 111 days of production. To date, the 05-20-76-12W6 well has produced 0.92 bcf.

▪	A new Phase VI Lower Montney well located in the northwest quadrant of our Glacier land block at 16-33-76-13W6 came on production at 10 mmcf/d and has produced at this rate for 45 days. This is the first Lower Montney well drilled in the northwest quadrant of Glacier and was originally tested at a final production test rate of 5 mmcf/d at a final flowing pressure of 9,270 kpa after 72 hours of flow. The 16-33-76-13W6 well was frac’d with a 20 stage slickwater frac and the well has continued to clean up after the initial production test period. We believe the increased volume of slickwater used in this frac requires more clean up time compared to previous wells and the higher number of fracs could result in improved longer term production characteristics compared to older wells.

▪	Our Phase VI Lower Montney wells located in the western portion of Glacier at 15-31-75-13W6 and 10-31-75-13W6 were initially brought on production at rates of up to 15 mmcf/d and 11 mmcf/d and are still producing at restricted rates of 5.3 mmcf/d and 6.7 mmcf/d after 165 days of production. Each well has produced approximately 1.2 bcf during this period. These wells were completed with slickwater and modified completion techniques and continue to demonstrate improved performance compared to older Lower Montney wells.

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▪	Since the winter of 2012, a total of 13 Upper and Lower Montney wells completed with slickwater and brought on production are exhibiting production performance at or above our Phase VII budget type curve (based on an average initial 30 day production rate of 6.9 mmcf/d).

▪	Advantage’s record Middle Montney well located at 12-02-76-12W6 demonstrated a final production test rate of 13 mmcf/d including 20 bbls/mmcf of free condensate, and was initially brought on production at restricted rates of up to 9.5 mmcf/d and is still flowing at a restricted rate of 6.5 mmcf/d after 60 days of production. The 12-02-76-12W6 well has been restricted to control the amount of free condensate that our facilities can handle at this time since our Glacier gas plant does not currently have liquid extraction or condensate stabilization processes installed.

Glacier Phase VII Glacier Development Program Update

▪	The Glacier Phase VII drilling program was accelerated into the first quarter of 2014 due to lower than anticipated capital expenditures in our Phase VI program.

▪	To date, six of our 33 Phase VII wells have been rig released. One drilling rig is currently drilling our first six well pad through spring break-up. Two additional drilling rigs will be deployed once weather conditions permit access to new drilling sites. Well completion activities will also commence once weather conditions permit transport of completion equipment to well sites that have been rig released.

▪	Engineering design for the installation of a shallow cut liquids extraction process, condensate stabilization and additional gas compression at our 100% owned Glacier gas plant has been completed. Equipment orders will be finalized shortly. The plant expansion is designed to increase the dry and liquids rich gas processing capacity to satisfy our three year development plan requirements of 245 mmcfe/d by 2017. By June 2015, we expect Glacier production to increase from 135 mmcfe/d to 183 mmcfe/d.

▪	Design plans have been finalized for increasing the transportation capacity of the sales gas lateral which connects the Glacier gas plant to TransCanada Pipeline’s main sales pipeline to accommodate our three year development plan and beyond. Field survey work has commenced.

Advantage’s strong operating and financial achievements combined with simplification of the corporate structure have positioned the Corporation as an industry leading low cost Montney producer with strong growth. We look forward to reporting results on our progress as we execute Advantage’s Glacier three year development plan.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of May 13, 2014, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months ended March 31, 2014 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2014 and the audited consolidated financial statements and MD&A for the year ended December 31, 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, effect of commodity prices on the Corporation's financial results, condition and performance; effect of changes in the $US/$Canadian exchange rate, changes in Canadian crude oil differentials between WTI and Canadian realized pricing, and quality and transportation adjustments on Advantage’s realized prices; industry conditions, including effect of changes in commodity prices on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging strategy, including its anticipated effect on the volatility of Advantage's future cash flows and the funding of its capital expenditure program; effect of commodity price risk management activities on the Corporation, including on cash flows, sales and credit risk; the Corporation's plans to mitigate credit risk; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices and foreign exchange rates as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; Advantage's estimated operating costs at Glacier; terms of the Corporation's equity compensation plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; terms of the Corporation's credit facilities, including timing of next review of the credit facilities; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; terms of the Corporation's convertible debentures; future commitments and contractual obligations; the ability of the Corporation to manage its capital structure, the Corporation's strategy for managing its capital structure, including the use of financial and operational forecasting processes, and the timing of reviews of capital structure and forecast information by management and the Board; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; Advantage's focus on development of the natural gas resource play at Glacier; the Corporation's expectations as to its ability to maintain and increase production, as applicable, from Glacier at the levels and for the periods disclosed herein; and the focus of the Corporation's capital drilling program;. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Disposition of Longview and Discontinued Operations

Advantage owned 21,150,010 common shares of Longview prior to February 28, 2014, representing an interest of approximately 45.1% in Longview. Since Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, prior to February 28, 2014, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. On February 28, 2014, Advantage sold the 21,150,010 common shares of Longview at a price of $4.45 per share and received net proceeds of $90.2 million, all of which were used to reduce existing bank indebtedness. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014.

Given that the Longview legal entity was an operating segment, the financial results for the Advantage legal entity are presented as “continuing operations” and for the Longview legal entity are presented as “discontinued operations” for all periods in the interim consolidated financial statements, as required by IFRS. This presentation has been consistently applied throughout this MD&A on a similar basis with the term “continuing operations” referring to the Advantage legal entity and “discontinued operations” referring to the Longview legal entity.

The operating and financial results for the first quarter of 2014 will represent the last reporting period whereby Advantage is required to consolidate Longview’s operating and financial results.

Non-core Asset Sales

The Advantage legal entity has systematically disposed of substantially all non-core assets to focus on continued development of Advantage's core Glacier Montney natural gas asset. Net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. The disposition transactions have had a pervasive impact on the financial and operating results and financial position of the Advantage legal entity such that historical financial and operating performance may not be indicative of actual future performance. Advantage is now a pure play company focused on our signature Glacier Montney property.

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On March 26, 2014, Advantage entered into an agreement to dispose of its other assets which included investments in Questfire Energy Corp. (“Questfire”) comprised of a $32.6 million Convertible Senior Secured Debenture (the “Questfire Debenture”) and 1.5 million Class B Shares of Questfire (the “Class B Shares”) for a total cash consideration of $17.5 million. The assets were repurchased by Questfire for $13.6 million for the Questfire Debenture and all of the Class B Shares at a purchase price of $2.60 per share through issuer bid. Advantage received $3.9 million in May 2014 for the Class B Shares.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe or mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended
	March 31
($000)	2014	2013	% change
Cash provided by operating activities - continuing operations	$17,019	$42,352	(60)%
Expenditures on decommissioning liability	9	2,060	(100)%
Changes in non-cash working capital	31,234	(19,973)	(256)%
Finance expense (1)	(2,813)	(2,955)	(5)%
Funds from operations - continuing operations	45,449	21,484	112%
Funds from operations - discontinued operations	10,019	14,813	(32)%
Funds from operations	$55,468	$36,297	53%

(1) Finance expense excludes non-cash accretion expense.

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FINANCIAL AND OPERATING REVIEW – CONTINUING OPERATIONS

Overview

	Three months ended
	March 31
	2014	2013	% change
Cash provided by operating activities ($000)	$17,019	$42,352	(60)%
Funds from operations ($000)	$45,449	$21,484	112%
per share (1)	$0.27	$0.13	108%
per boe	$24.56	$11.23	119%

(1) Based on basic weighted average shares outstanding.

For the three months ended March 31, 2014, Advantage realized an increase of 112% in funds from operations to $45.4 million and an increase of 119% in cash netbacks to $24.56 per boe, as compared to the first quarter of 2013. The increased funds from operations and cash netbacks have been primarily attributable to lower operating costs and general and administrative expense and significantly improved natural gas prices despite lower production due to the sale of non-core assets during the same period of 2013. Advantage’s cash costs including royalties, operating expense, general and administrative expense, and finance expense have been reduced by 45% as compared to the first quarter of 2013 due to the sale of non-core assets and the continued focus on development at Glacier. Realized natural gas prices, excluding hedging, increased 75% as compared to the first quarter of 2013, corresponding to the substantial increase in AECO prices as a result of a cold and prolonged winter that increased demand and reduced North American storage levels well below the five-year average. Cash general and administrative expense has decreased as Advantage realized cost efficiencies associated with the non-core asset dispositions and termination of the TSA between Advantage and Longview. As a result of our continued focus at Glacier, Advantage has achieved an industry leading cost structure comprised of low royalty rates, operating expense and general and administrative costs.

Advantage’s production averaged 123.5 mmcfe/d for the first quarter of 2014, an increase of 14% as compared to 108.7 mmcfe/d for the fourth quarter of 2013, and was within our first quarter 2014 guidance of 122 to 126 mmcfe/d. As previously disclosed, minor plant outages were required to accommodate construction work and integration of new well facility pads as we completed our Phase VI development program. Glacier production increased 34% during the first quarter of 2014 as compared to the same period of 2013 but non-core conventional asset sales of approximately 35 mmcfe/d offset this gain.

The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

As a result of asset dispositions, disposition of our ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

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Petroleum and Natural Gas Sales and Hedging

	Three months ended
	March 31
($000)	2014	2013	% change
Natural gas sales	$57,393	$32,088	79%
Realized hedging gains (losses)	(3,536)	609	(681)%
Natural gas sales including hedging	53,857	32,697	65%
Crude oil and NGLs sales	1,382	8,885	(84)%
Realized hedging gains (losses)	-	16	(100)%
Crude oil and NGLs sales including hedging	1,382	8,901	(84)%
Total (1)	$55,239	$41,598	33%

(1) Total excludes unrealized derivative gains and losses.

Total sales excluding hedging during the first quarter of 2014 was $58.8 million, an increase of $17.8 million or 43% when compared to the same period of 2013 primarily attributable to significantly improved commodity prices. Realized natural gas prices, excluding hedging, increased 75% as compared to the first quarter of 2013, corresponding to the substantial increase in AECO prices.

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. As such, the Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2017 to protect our capital programs (refer to the section “Commodity Price Risk”). For the three months ended March 31, 2014, we recognized net realized derivative losses on settled derivative contracts as a result of higher natural gas prices as compared to our average hedge prices.

Production

	Three months ended
	March 31
	2014	2013	% change
Natural gas (mcf/d)	122,481	119,692	2%
Crude oil and NGLs (bbls/d)	164	1,308	(87)%
Total - mcfe/d	123,465	127,540	(3)%
- boe/d	20,578	21,257	(3)%
Natural gas (%)	99%	94%
Crude oil and NGLs (%)	1%	6%

Advantage’s stand-alone production averaged 123.5 mmcfe/d for the first quarter of 2014, an increase of 14% as compared to 108.7 mmcfe/d for the fourth quarter of 2013, and was within our first quarter 2014 guidance of 122 to 126 mmcfe/d. As previously disclosed, minor plant outages were required to accommodate construction work and integration of new well facility pads as we completed our Phase VI development program. In early March 2014 Glacier production reached the 135 mmcfe/d Phase VI target approximately one month ahead of schedule. Nine new wells from Advantage’s Glacier Phase VI program were brought on production to initially ramp production to 135 mmcfe/d with the remaining 13 new wells from our Phase VI program expected to maintain production at this level through to the end of 2014. Glacier production increased 34% during the first quarter of 2014 as compared to the same period of 2013 but non-core conventional asset sales of approximately 35 mmcfe/d offset this gain.

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Commodity Prices and Marketing

Natural Gas

	Three months ended
	March 31
($/mcf, except as otherwise indicated)	2014	2013	% change
Realized natural gas prices
Excluding hedging	$5.21	$2.98	75%
Including hedging	$4.89	$3.04	61%
AECO daily index	$5.59	$3.20	75%
NYMEX ($US/mmbtu)	$4.92	$3.35	47%

Realized natural gas prices, excluding hedging, increased 75% as compared to the first quarter of 2013, corresponding to the substantial increase in AECO prices. Natural gas prices remained low throughout much of 2013 due to a stronger supply to demand situation. Prices improved dramatically during the first quarter of 2014 as a result of a cold and prolonged winter that increased demand and reduced North American storage levels well below the five-year average. This situation had a much more pronounced positive impact on Canadian natural gas pricing.

Crude Oil and NGLs

	Three months ended
	March 31
($/bbl, except as otherwise indicated)	2014	2013	% change
Realized crude oil and NGLs prices
Excluding hedging	$94.10	$75.45	25%
Including hedging	$94.10	$75.58	25%
WTI ($US/bbl)	$98.62	$94.34	5%
$US/$Canadian exchange rate	$0.91	$0.99	(8)%
Edmonton Light ($/bbl)	$99.99	$88.78	13%
WTI/Edmonton Light Differential ($/bbl)	$(8.38)	$(6.51)	29%

Realized crude oil and NGLs prices, excluding hedging, have increased as compared to 2013 due to modestly stronger Canadian realized pricing. The West Texas Intermediate benchmark price (“WTI”) fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in Canadian crude oil differentials between WTI and Canadian realized pricing, the $US/$Canadian exchange rate, and quality and transportation adjustments.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities limit the utilization of derivative contracts whereby Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production over the first three years and 50% over the fourth year.

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Advantage has entered into a number of natural gas hedges in support of our Glacier multi-year development plan through reducing the volatility of future cash flows. Our current hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO ($Cdn.)
Q2 2014 to Q4 2014	65.4 mmcf/d	51%	$3.79/mcf
Q1 2015 to Q4 2015	75.8 mmcf/d	51%	$3.90/mcf
Q1 2016 to Q4 2016	23.7 mmcf/d	13%	$4.06/mcf
Q1 2017	14.2 mmcf/d	7%	$4.11/mcf

The summary of hedging positions would include all derivative contracts entered by Advantage up to and including May 13, 2014.

A summary of realized and unrealized hedging gains and losses for the three months ended March 31, 2014 and 2013 are as follows:

	Three months ended
	March 31
($000)	2014	2013	% change
Realized gains (losses) on derivatives
Natural gas	$(3,536)	$609	(681)%
Crude oil	-	16	(100)%
Total realized gains (losses) on derivatives	(3,536)	625	(666)%
Unrealized losses on derivatives
Natural gas	(29,880)	(8,990)	232%
Crude oil	-	-	- %
Total unrealized losses on derivatives	(29,880)	(8,990)	232%
Total losses on derivatives	$(33,416)	$(8,365)	299%

For the three months ended March 31, 2014, we recognized net realized derivative losses on settled derivative contracts as a result of higher natural gas prices as compared to our average hedge prices. As at March 31, 2014, the fair value of Advantage’s derivative contracts outstanding and to be settled was a net liability of approximately $31.1 million, a change of $29.9 million from the $1.2 million net liability at December 31, 2013 due to significantly higher natural gas prices. For the three months ended March 31, 2014, this $29.9 million loss due to the change in the fair value of the derivative contracts was recognized in income as an unrealized derivative loss (March 31, 2013 – $9.0 million unrealized derivative loss). The valuation of the derivatives is the estimated fair value to settle the contracts as at March 31, 2014 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle from April 1, 2014 to March 31, 2017 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 11

Royalties

	Three months ended
	March 31
	2014	2013	% change
Royalties ($000)	$2,710	$1,855	46%
per boe	$1.46	$0.97	51%

Royalty Rate (percentage of petroleum and natural gas sales)	4.6%	4.5%	0.1%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices. Royalties include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production. Advantage’s royalty rates are based on our significant natural gas development at Glacier where the royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs.

Operating Expense

	Three months ended
	March 31
	2014	2013	% change
Operating expense ($000)	$3,057	$9,905	(69)%
per boe	$1.65	$5.18	(68)%

Operating expense per boe for the first quarter of 2014 was $1.65/boe ($0.28/mcfe), compared to $5.18/boe ($0.86/mcfe) for the first quarter of 2013. Advantage operating costs have decreased with the disposition of higher cost non-core assets and due to the increased production from our low cost Glacier property. Advantage estimates that operating expenses at Glacier will be $0.25 to $0.30/mcfe due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant.

General and Administrative Expense

	Three months ended
	March 31
	2014	2013	% change
General and administrative expense
Cash expense ($000)	$2,252	$5,413	(58)%
per boe	$1.22	$2.83	(57)%
Non-cash expense ($000)	$322	$1,517	(79)%
per boe	$0.17	$0.79	(78)%
Total general and administrative expense ($000)	$2,574	$6,930	(63)%
per boe	$1.39	$3.62	(62)%
Employees at March 31	25	121	(79)%

Cash general and administrative (“G&A”) expense decreased 58% for the three months ended March 31, 2014 as Advantage realized cost efficiencies associated with the non-core asset dispositions, which was finalized on April 30, 2013, and termination of a Technical Services Agreement. The Technical Services Agreement (“TSA”) existed between Advantage and Longview whereby Advantage provided the necessary personnel and technical services to manage Longview's business and Longview reimbursed Advantage on a monthly basis for its share of administrative charges based on respective levels of production. On February 1, 2014, Advantage and Longview terminated the TSA and Advantage has no future obligations to Longview for the provision of personnel and services. Appropriate staffing and systems are now in place to enable both organizations to run independently following termination of the TSA. Cash G&A in 2013 included one-time costs including retention and staff rationalization associated with the asset dispositions and costs incurred during Advantage’s strategic alternatives review process that commenced in early 2013 and was concluded on February 4, 2014.

Advantage Oil & Gas Ltd. - 12

Non-cash G&A expense is comprised of share based compensation. Advantage has a stock option plan designed to provide for long term shared based compensation to service providers. Stock options are granted subject to Board of Directors approval and on vesting can be exercised at the option of the service providers in exchange for common shares. Compensation cost related to share based compensation is recognized as non-cash G&A expense over the vesting period based on the determination of fair value on grant date, the estimated number of stock options to vest, and certain management estimates. The fair value of share based compensation is the estimated fair value on grant date calculated utilizing option pricing models, including estimates, assumptions and available market data. As such, the fair value determined on grant date and recognized as expense over the vesting period is not cash and the actual gains or losses realized on eventual vesting and exercise can vary materially from the fair value. For the three months ended March 31, 2014, 4.1 million stock options were forfeited/cancelled associated with reduced staff, 5.0 million stock options were exercised in exchange for 712,751 commons shares, and 2.3 million new stock options were granted to service providers. Stock options now represent 3.7% of Advantage’s total outstanding common shares at March 31, 2014. Advantage recognized $0.3 million of compensation cost as non-cash G&A expense related to the amortization of the fair value of stock options granted over the vesting period.

Depreciation Expense

	Three months ended
	March 31
	2014	2013	% change
Depreciation expense ($000)	$19,923	$15,757	26%
per boe	$10.70	$8.24	30%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For the three months ended March 31, 2014, depreciation expense at Glacier increased as compared to 2013 due to 34% higher production, partially offset by a reduction in the rate of depreciation from $11.37 per boe to $10.70 per boe. Depreciation expense per boe is lower during the first quarter of 2013 as Advantage ceased depreciation of assets held for sale in accordance with the requirements of IFRS. The rate of depreciation expense recognized at Glacier has decreased as total costs, including future development costs, as a proportion of total proved and probable reserves has declined due to the continued efficiency of production additions at Glacier.

Interest on Bank Indebtedness

	Three months ended
	March 31
	2014	2013	% change
Interest on bank indebtedness ($000)	$1,767	$1,909	(7)%
per boe	$0.95	$1.00	(5)%
Average effective interest rate	4.4%	4.9%	(0.5)%

Interest on bank indebtedness has decreased as compared to 2013 due to the lower average bank indebtedness. Our bank indebtedness outstanding at the end of March 31, 2014 was $84.7 million, a decrease of $69.0 million from December 31, 2013, and a decrease of $79.4 million from March 31, 2013. The Corporation’s interest rates have decreased due to the lower debt to cash flow ratios as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Advantage Oil & Gas Ltd. - 13

Interest and Accretion on Convertible Debentures

	Three months ended
	March 31
	2014	2013	% change
Interest on convertible
debentures ($000)	$1,046	$1,046	-%
per boe	$0.56	$0.55	2%
Accretion on convertible
debentures ($000)	$860	$825	4%
per boe	$0.46	$0.43	7%

Interest and accretion on convertible debentures for 2014 is comparable to 2013 as there have been no changes in our convertible debentures outstanding. We have $86.2 million of 5% convertible debentures outstanding that are due to mature January 30, 2015.

Accretion on Decommissioning Liability

	Three months ended
	March 31
	2014	2013	% change
Accretion on decommissioning
liability ($000)	$260	$1,047	(75)%
per boe	$0.14	$0.55	(75)%

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.96% of the liability. The decommissioning liability has decreased significantly during 2013 primarily due to $125.0 million derecognized attributable to non-core property dispositions and a decrease in the net present value of the decommissioning liability due to an increase in the risk-free rate.

Other Income (Expense)

	Three months ended
	March 31
($000)	2014	2013	% change
Interest income - Questfire Debenture	$455	$-	100%
Accretion income - Questfire Debenture	557	-	100%
Loss on disposition of Questfire Debenture	(13,833)	-	100%
Unrealized gain - Questfire Class B Shares	150	-	100%
Miscellaneous income	587	14	4,093%
	$(12,084)	$14	(86,414)%

On April 30, 2013, Advantage closed a disposition transaction with Questfire and consideration consisted of $40.2 million of cash, the Questfire Debenture with a face value of $32.6 million and 1.5 million Class B Shares of Questfire. Advantage recognized $0.5 million of interest income earned at a 6% interest rate on the Questfire Debenture. The fair value of the Questfire Debenture was based on a discounted cash flow model at a discount rate of 18% such that the fair value assigned was less than the face value. Advantage records accretion income each reporting period to increase the carrying value to the fair value by the maturity date and therefore recognized $0.6 million of accretion income. On March 26, 2014, Advantage entered an agreement whereby Questfire repurchased the Questfire Debenture for an aggregate purchase price of $13.6 million and Advantage recognized a loss on disposition of $13.8 million representing the difference from the carrying value. Questfire also made an offer to purchase by way of issuer bid, all of the Class B Shares at a purchase price of $2.60 per share. Advantage received $3.9 million in May 2014 for the Class B Shares and recognized a gain of $0.2 million during the current quarter.

Advantage Oil & Gas Ltd. - 14

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three months ended March 31, 2014, the Corporation recognized a deferred income tax recovery of $1.3 million as a result of the $18.9 million loss before taxes from continuing operations. As at March 31, 2014, the Corporation had a deferred income tax liability balance of $1.7 million.

Net Loss and Comprehensive Loss from Continuing Operations

	Three months ended
	March 31
	2014	2013	% change
Net loss and comprehensive loss from continuing operations ($000)	$(17,616)	$(5,380)	227%
per share - basic and diluted	$(0.10)	$(0.03)	233%

Advantage’s realized net loss for the three months ended March 31, 2014 of $17.5 million was primarily due to the $13.8 million recognized loss on disposition of the Questfire Debenture and $29.9 million unrealized losses on derivatives. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value of derivatives to be included in the consolidated statement of comprehensive income as a derivative gain or loss. The valuation of the derivatives is the estimated fair value to settle the contracts as at March 31, 2014 and are therefore not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. These derivative contracts will settle from April 1, 2014 to March 31, 2017 corresponding to when the Corporation will recognize sales from production.

The net loss was significantly offset by higher funds from operations. For the three months ended March 31, 2014, Advantage realized an increase of 112% in funds from operations to $45.4 million as compared to the first quarter of 2013. The increased funds from operations and cash netbacks have been primarily attributable to lower operating costs and general and administrative expense and significantly improved natural gas prices despite lower production due to the sale of non-core assets during the same period of 2013.

Cash Netbacks

	Three months ended
	March 31
	2014		2013
	$000	per boe	$000	per boe
Petroleum and natural gas sales	$58,775	$31.74	$40,973	$21.42
Royalties	(2,710)	(1.46)	(1,855)	(0.97)
Realized gains (losses) on derivatives	(3,536)	(1.91)	625	0.33
Operating expense	(3,057)	(1.65)	(9,905)	(5.18)
Operating income	49,472	26.72	29,838	15.60
General and administrative (1)	(2,252)	(1.22)	(5,413)	(2.83)
Finance expense (2)	(2,813)	(1.51)	(2,955)	(1.55)
Other income (3)	1,042	0.57	14	0.01
Funds from operations and cash netbacks	$45,449	$24.56	$21,484	$11.23

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended March 31, 2014, Advantage realized an increase of 112% in funds from operations to $45.4 million and an increase of 119% in cash netbacks to $24.56 per boe, as compared to the first quarter of 2013. The increased funds from operations and cash netbacks have been primarily attributable to lower operating costs and general and administrative expense and significantly improved natural gas prices despite lower production due to the sale of non-core assets during the same period of 2013. Advantage’s cash costs including royalties, operating expense, general and administrative expense, and finance expense have been reduced by 45% as compared to the first quarter of 2013 due to the sale of non-core assets and the continued focus on development at Glacier. Realized natural gas prices, excluding hedging, increased 75% as compared to the first quarter of 2013, corresponding to the substantial increase in AECO prices as a result of a cold and prolonged winter that increased demand and reduced North American storage levels well below the five-year average. Cash general and administrative expense has decreased as Advantage realized cost efficiencies associated with the non-core asset dispositions and termination of the TSA between Advantage and Longview. As a result of our continued focus at Glacier, Advantage has achieved an industry leading cost structure comprised of low royalty rates, operating expense and general and administrative costs.

Advantage Oil & Gas Ltd. - 15

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2014	2015 & 2016	2017 & 2018	After 2018
Building leases	$0.9	$0.9	$-	$-	$-
Pipeline/transportation	42.7	9.8	24.0	8.9	-
Bank indebtedness (1) - principal	84.9	-	84.9	-	-
- interest	6.4	3.9	2.5	-	-
Convertible debentures (2) - principal	86.2	-	86.2	-	-
- interest	4.4	2.2	2.2	-	-
Total contractual obligations	$225.5	$16.8	$199.8	$8.9	$-

(1)	As at March 31, 2014, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2014. The facility is revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.
(2)	As at March 31, 2014, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Advantage Oil & Gas Ltd. - 16

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	March 31, 2014
Bank indebtedness (non-current)	$84,654
Working capital deficit (1)	17,082
Net debt	101,736
Convertible debentures maturity value (current)	86,250
Total debt	$187,986

Shares outstanding	169,095,589
Shares closing market price ($/share)	$5.46
Market capitalization (2)	$923,262

Total capitalization	$1,111,248

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its investments. The capital structure is reviewed by Management and the Board on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. In order to strengthen our financial position and balance our cash flows, Advantage has systematically disposed of substantially all non-core assets including its investments in Longview and Questfire. The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. Advantage is now a pure play company focused on our signature Glacier Montney property. We will continue to be very cognizant of improving our financial flexibility in the current environment.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance acquisitions and development activities.

As at March 31, 2014, Advantage had 169.1 million common shares outstanding. On February 20, 2014, Advantage issued 712,751 common shares to service providers in exchange for 5.0 million stock options that vested during the year ended December 31, 2013 but could not be exercised due to trading blackout restrictions imposed by the strategic review process that was terminated on February 4, 2014. As at May 13, 2014, Advantage had 169.4 million common shares outstanding.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at March 31, 2014 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2013 - $86.2 million outstanding and convertible to 10.0 million common shares). Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Advantage Oil & Gas Ltd. - 17

Bank Indebtedness, Credit Facilities and Other Obligations

At March 31, 2014, Advantage had bank indebtedness outstanding of $84.7 million. Bank indebtedness has decreased $69.0 million since December 31, 2013 due to net proceeds received from the disposition of investments in Longview and Questfire. Advantage’s credit facility borrowing base is $300 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facility”). The borrowing base for the Credit Facility is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. The next annual review is scheduled to occur in June 2014. There can be no assurance that the Credit Facility will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficiency of $17.1 million as at March 31, 2014. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our continuing capital development activities. The working capital deficit has decreased $32.0 million since December 31, 2013 as we were concluding the Phase VI capital development program at Glacier to increase production to 135 mmcfe/d. We do not anticipate any problems in satisfying working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facility.

Capital Expenditures

	Three months ended
	March 31
($000)	2014	2013
Drilling, completions and workovers	$44,107	$50,164
Well equipping and facilities	3,367	3,912
Land and seismic	-	20
Expenditures on property, plant and equipment	47,474	54,096
Expenditures on exploration and evaluation assets	1,813	11
Proceeds from property dispositions (1)	-	(13,882)
Net capital expenditures (2)	$49,287	$40,225

(1) Proceeds from property dispositons represents the net cash proceeds and excludes all other forms of consideration.

(2) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage spent $47.5 million on property, plant and equipment at Glacier for the three months ended March 31, 2014 which is below our approved budget for the period by $14.6 million. During the first quarter of 2014, we finished our Phase VI capital program and in early March 2014 Glacier production reached the 135 mmcfe/d target approximately one month ahead of schedule. Nine new wells from Advantage’s Glacier Phase VI program were brought on production to initially ramp production to 135 mmcfe/d with the remaining 13 new wells from our Phase VI program expected to maintain production at this level through to the end of 2014. The Glacier Phase VII drilling program was accelerated during the first quarter of 2014 due to lower than anticipated capital expenditures in our Phase VI program. The lower capital spending resulted from improved drilling and well completion efficiencies which reduced well costs below our original budget estimates. To date, six new Phase VII wells have been rig released. One drilling rig is currently situated on a six well pad and continues to drill through spring breakup. Two additional rigs will be deployed once weather conditions permit access to new drilling sites. A total of 33 wells are included in our Phase VII drilling program.

Advantage Oil & Gas Ltd. - 18

Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2014 and 2013 and the sources of funding to meet those requirements:

	Three months ended
	March 31
($000)	2014	2013
Sources of funds
Funds from operations	$45,449	$21,484
Disposition of Longview	90,153	-
Disposition of Questfire Debenture	13,600	-
Dividends received from Longview	1,692	3,173
Change in non-cash working capital and other	-	14,301
Property dispositions	-	14,177
Increase in bank indebtedness	-	3,032
	$150,894	$56,167
Uses of funds
Expenditures on property, plant and equipment	$47,474	$54,096
Expenditures on exploration and evaluation assets	1,813	11
Expenditures on decommissioning liability	9	2,060
Decrease in bank indebtedness	69,427	-
Change in non-cash working capital and other	32,171	-
	$150,894	$56,167

The increased funds from operations is primarily attributable to significantly improved commodity prices supplemented with contributions from lower costs including operating expense and G&A expense. The funds from operations combined with proceeds from the disposition of Longview and Questfire Debenture were used to fund capital expenditures and repay $69.4 million of bank indebtedness. Bank indebtedness has been significantly reduced and we monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

FINANCIAL AND OPERATING REVIEW – DISCONTINUED OPERATIONS

On February 28, 2014, Advantage sold its remaining investment of 21,150,010 common shares of Longview at a price of $4.45 per share and received net proceeds of $90.2 million. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014. Given that the Longview legal entity was an operating segment, the financial results for the Longview legal entity are presented as “discontinued operations” for all periods in the interim consolidated financial statements and MD&A. The following financial and operating highlights for Longview to February 28, 2014 have been presented to provide additional information with respect to the Longview segment prior to disposition.

	Three months ended
	March 31
	2014 (1)	2013
Production (boe/d)	5,622	6,103
Funds from operations ($000)	$9,693	$14,813
Net capital expenditures ($000)	$19,092	$14,080
Net income (loss) and comprehensive income (loss) from discontinued operations ($000)	$(58,894)	$401
per share - basic and diluted	$(0.35)	$-

(1)	Represents the financial and operating results for the Longview segment for the 59 days from January 1, 2014 to February 28, 2014.

Advantage Oil & Gas Ltd. - 19

Financial and operating results from Longview for the first quarter of 2014 are significantly reduced as it only represents 59 days due to the disposition of Longview on February 28, 2014 as opposed to the 90 days of the first quarter of 2013. This reduction is partially offset by stronger realized commodity pricing during the period, particularly crude oil and NGL pricing. Advantage has recognized a significant consolidated net loss of $58.9 million from the Longview segment during the first quarter of 2014 due to a $58.8 million loss on disposition as the net proceeds received by Advantage were less than the carrying value of the net assets.

Quarterly Performance

($000, except as otherwise	2014	2013				2012
indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Continuing Operations - Advantage
Daily production
Natural gas (mcf/d)	122,481	108,260	111,518	116,469	119,692	116,929	117,462	124,041
Crude oil and NGLs (bbls/d)	164	79	105	554	1,308	1,261	1,235	1,394
Total (boe/d)	20,578	18,122	18,691	19,966	21,257	20,749	20,812	22,068
Average prices
Natural gas ($/mcf)
Excluding hedging	$5.21	$3.21	$2.46	$3.47	$2.98	$2.94	$2.04	$1.63
Including hedging	$4.89	$3.39	$2.63	$3.35	$3.04	$2.70	$2.04	$1.65
AECO daily index	$5.59	$3.52	$2.45	$3.55	$3.20	$3.22	$2.28	$1.90
Crude oil and NGLs ($/bbl)
Excluding hedging	$94.10	$77.01	$95.13	$73.22	$75.45	$65.21	$63.34	$70.51
Including hedging	$94.10	$77.01	$95.13	$73.22	$75.58	$65.21	$63.34	$70.51
WTI ($US/bbl)	$98.62	$97.50	$105.82	$94.23	$94.34	$88.20	$92.19	$93.51
Total sales including realized hedging	$55,239	$34,304	$27,857	$39,184	$41,598	$36,556	$29,219	$27,549
Net income (loss)	$(17,616)	$(6,273)	$(3,187)	$6,543	$(5,380)	$(50,175)	$(3,084)	$(18,931)
per share - basic	$(0.10)	$(0.04)	$(0.02)	$0.04	$(0.03)	$(0.30)	$(0.02)	$(0.11)
- diluted	$(0.10)	$(0.04)	$(0.02)	$0.04	$(0.03)	$(0.30)	$(0.02)	$(0.11)
Funds from operations	$45,449	$23,822	$16,516	$23,488	$21,484	$16,890	$10,343	$7,394

Discontinued Operations - Longview
Total sales including realized hedging	$23,237	$33,721	$38,234	$37,179	$33,729	$36,388	$33,396	$30,977
Net income (loss)	$(58,894)	$870	$1,845	$1,799	$401	$(10,039)	$315	$3,347
per share - basic (1)	$(0.35)	$0.01	$0.01	$0.01	$-	$(0.06)	$-	$0.01
- diluted (1)	$(0.35)	$0.01	$0.01	$0.01	$-	$(0.06)	$-	$0.01
Funds from operations	$9,693	$13,740	$17,959	$16,683	$14,813	$15,639	$14,360	$10,849

(1) Per share amounts based on weighted average basic and diluted shares outstanding of Advantage Oil & Gas Ltd.

The table above highlights the Corporation’s performance for the first quarter of 2014 and also for the preceding seven quarters for both continuing and discontinued operations. Production decreased in the second and third quarters of 2012 as a result of our intention to maintain Glacier production at lower levels during very low natural gas prices. A very wet summer combined with the curtailment of production from our Lookout Butte property (1,000 boe/d) in southern Alberta due to a fire at a third party processing facility created additional production downtime and delays. Lookout Butte resumed production in early November 2012 and new well production from the resumption of our capital program contributed to an improvement in our first quarter 2013 production. Production decreased in the second and third quarters of 2013 as we completed non-core asset dispositions. Our Glacier Phase VI capital development program began in the third quarter of 2013 resulting in additional production during the first quarter of 2014 as we ramped production at Glacier to our target of 135 mmcfe/d in March 2014.

Advantage Oil & Gas Ltd. - 20

During 2012 and the third quarter of 2013, sales and funds from operations decreased due to significant reductions in AECO prices that impacted the entire Alberta natural gas industry. Sales and funds from operations increased dramatically in the first quarter of 2014 primarily attributable to significantly improved commodity prices. Advantage has recognized net losses primary driven by weak natural gas prices, although we have continued to achieve significant cost reductions and lower expenses. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. In the first quarter of 2014, Advantage’s recognized a $13.8 million loss on disposition of the Questfire Debenture and $29.9 million unrealized losses on derivatives. Additionally, Advantage recognized a $58.8 million loss on disposition of the Longview operating segment as the net proceeds received by Advantage were less than the carrying value of the net assets. Advantage is now a pure Montney producer with a much simpler capitalization structure and a strong balance sheet to continue its growth plan.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of oil and gas properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facility. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes, the provision for decommissioning liability costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the three months ended March 31, 2014.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the three months ended March 31, 2014. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and MD&A for the year ended December 31, 2013.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Advantage Oil & Gas Ltd. - 21

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended March 31, 2014, that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 13, 2014

Advantage Oil & Gas Ltd. - 22

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2014	December 31, 2013

ASSETS
Current assets
Trade and other receivables		$25,476	$32,016
Investment - Questfire Class B Shares	3	6,900	$-
Prepaid expenses and deposits		2,260	3,357
Derivative asset	7	-	143
Total current assets		34,636	35,516

Non-current assets
Derivative asset	7	28	2,329
Investment - Questfire Class B Shares		-	3,750
Investment - Questfire Debenture	4	-	26,876
Exploration and evaluation assets		9,748	10,270
Property, plant and equipment	5	1,240,944	1,647,434
Deferred income tax asset	10	-	39,069
Total non-current assets		1,250,720	1,729,728
Total assets		$1,285,356	$1,765,244

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$44,818	$93,893
Derivative liability	7	25,496	8,340
Convertible debenture		83,314	-
Other liability	3	3,000	-
Total current liabilities		156,628	102,233

Non-current liabilities
Derivative liability	7	5,642	1,183
Bank indebtedness	8	84,654	271,339
Convertible debenture		-	82,454
Decommissioning liability	9	37,318	100,616
Deferred income tax liability	10	1,700	3,006
Total non-current liabilities		129,314	458,598
Total liabilities		285,942	560,831

SHAREHOLDERS' EQUITY
Share capital	11	2,232,840	2,229,598
Convertible debenture equity component		8,348	8,348
Contributed surplus		90,324	92,276
Deficit		(1,332,098)	(1,255,588)
Total shareholders' equity attributable to Advantage shareholders		999,414	1,074,634
Non-controlling interest		-	129,779
Total shareholders' equity		999,414	1,204,413
Total liabilities and shareholders' equity		$1,285,356	$1,765,244

Subsequent event (note 3)

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 23

Consolidated Statement of Comprehensive Loss

		Three months ended
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	March 31, 2014	March 31, 2013

Continuing operations
Petroleum and natural gas sales		$58,775	$40,973
Less: royalties		(2,710)	(1,855)
Petroleum and natural gas revenue		56,065	39,118

Operating expense		(3,057)	(9,905)
General and administrative expense		(2,574)	(6,930)
Depreciation expense	5	(19,923)	(15,757)
Finance expense		(3,933)	(4,827)
Losses on derivatives	7	(33,416)	(8,365)
Other income (expenses)	14	(12,084)	14
Loss before taxes from continuing operations		(18,922)	(6,652)
Income tax recovery	10	1,306	1,272
Net loss and comprehensive loss from continuing operations		(17,616)	(5,380)

Discontinued operations
Net income (loss) from discontinued operations	16	(58,894)	401
Net loss and comprehensive loss		$(76,510)	$(4,979)

Net loss per share	12
Basic and diluted - from continuing operations		$(0.10)	$(0.03)
Basic and diluted - from discontinued operations		(0.35)	-
Basic and diluted		$(0.45)	$(0.03)

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 24

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity

Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413
Net loss and comprehensive loss		-	-	-	(76,510)	(76,510)	(85)	(76,595)
Share based compensation	11, 13	3,242	-	(1,952)	-	1,290	-	1,290
Change in ownership interest, share based compensation		-	-	-	-	-	334	334
Dividends declared by Longview ($0.04 per Longview share)		-	-	-	-	-	(1,032)	(1,032)
Disposition of Longview	2d, 16	-	-	-	-	-	(128,996)	(128,996)
Balance, March 31, 2014		$2,232,840	$8,348	$90,324	$(1,332,098)	$999,414	$-	$999,414

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net loss and comprehensive loss		-	-	-	(4,979)	(4,979)	489	(4,490)
Share based compensation	11, 13	-	-	2,103	-	2,103	-	2,103
Change in ownership interest, share based compensation		-	-	-	-	-	216	216
Dividends declared by Longview ($0.15 per Longview share)		-	-	-	-	-	(3,856)	(3,856)
Balance, March 31, 2013		$2,229,598	$8,348	$87,065	$(1,257,185)	$1,067,826	$134,857	$1,202,683

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 25

Consolidated Statement of Cash Flows

		Three months ended
(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2014	March 31, 2013

Operating Activities
Loss before taxes from continuing operations		$(18,922)	$(6,652)
Add (deduct) items not requiring cash:
Share based compensation	11, 13	322	1,517
Depreciation expense	5	19,923	15,757
Unrealized loss on derivatives	7	29,880	8,990
Accretion income - Questfire Debenture		(557)	-
Loss on disposition of Questfire Debenture	4	13,833	-
Unrealized gain - Questfire Class B Shares		(3,150)	-
Unrealized loss on other liability	3	3,000	-
Finance expense		3,933	4,827
Expenditures on decommissioning liability	9	(9)	(2,060)
Changes in non-cash working capital	15	(31,234)	19,973
Cash provided by operating activities - continuing operations		17,019	42,352
Cash provided by operating activities - discontinued operations	16	12,434	15,643
Cash provided by operating activities		29,453	57,995

Financing Activities
Increase (decrease) in bank indebtedness	8	(69,427)	3,032
Interest paid		(3,540)	(3,689)
Cash used in financing activities - continuing operations		(72,967)	(657)
Cash provided by (used in) financing activities - discontinued operations	16	435	(220)
Cash used in financing activities		(72,532)	(877)

Investing Activities
Expenditures on property, plant and equipment	5, 15	(47,473)	(59,034)
Expenditures on exploration and evaluation assets		(1,813)	(11)
Disposition of Questfire Debenture	4	13,600	-
Property dispositions		(211)	14,177
Cash used in investing activities - continuing operations		(35,897)	(44,868)
Cash provided by (used in) investing activities - discontinued operations	16	78,976	(12,250)
Cash provided by (used in) investing activities		43,079	(57,118)
Net change in cash		-	-
Cash, beginning of period		-	-
Cash, end of period		$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 26

Notes to The Interim Consolidated Financial Statements

March 31, 2014 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2013. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 13, 2014, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2013.

The methods used to measure fair values of derivative instruments are discussed in note 7.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control. The only significant operating subsidiary was Longview Oil Corp. (“Longview”), a public Canadian corporation that is a junior oil-focused development and production company with properties located in Western Canada. At December 31, 2013, Advantage owned 45.1% of the common shares of Longview. Because the remaining ownership was dispersed, Advantage was considered to control Longview. Therefore, Longview was accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership was disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions were eliminated.

On February 28, 2014, the Corporation closed an offering (the “Offering”) to sell the 21.15 million Longview common shares for net proceeds of $90.2 million. The results of operations of Longview from January 1, 2014 to February 28, 2014 are consolidated into the results of operations of the Corporation. Because Longview was an operating segment, its results are presented as “discontinued operations” for both the period January 1, 2014 to February 28, 2014 and the three months ended March 31, 2013 as required by IFRS 5, non-current assets held for sale and discontinued operations (see note 16). On February 28, 2014, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position as it had lost control of Longview as defined in IFRS 10, consolidated financial statements.

Advantage Oil & Gas Ltd. - 27

3.	Investments – Questfire Energy Corp. – Class B Shares

As at March 31, 2014, Advantage owned 1,500,000 Class B Shares of Questfire Energy Corp. (“Questfire), received as partial proceeds for assets sold to Questfire in early 2013.

On March 26, 2014, Questfire agreed to purchase by way of issuer bid, all Class B Shares at a purchase price of $2.60 per share, for total proceeds of $3.9 million, realized in May 2014. Since the transaction closed after March 31, 2014, and the agreement was in respect of a financial asset, it constituted a derivative liability in the amount of $3.0 million, being the difference between the fair value at March 31, 2014 and the expected total proceeds. Advantage has recognized this current liability on the statement of financial position as Other liability.

4.	Investment – Questfire Energy Corp. – Convertible Senior Secured Debenture

On March 26, 2014, Advantage sold the Questfire Debenture to Questfire for proceeds of $13.6 million. Advantage recognized a $13.8 million loss on disposition of the Questfire Debenture.

5.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	188,451	-	188,451
Change in decommissioning liability (note 9)	(30,387)	-	(30,387)
Disposals	(5,876)	-	(5,876)
Transferred from exploration and evaluation assets	146	-	146
Balance at December 31, 2013	$2,104,397	$5,240	$2,109,637
Additions	66,566	-	66,566
Change in decommissioning liability (note 9)	8,720	-	8,720
Disposition of Longview (notes 2d and 16)	(664,090)	-	(664,090)
Balance at March 31, 2014	$1,515,593	$5,240	$1,520,833

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	110,650	538	111,188
Disposals	(629)	-	(629)
Balance at December 31, 2013	$459,113	$3,090	$462,203
Depreciation	25,953	108	26,061
Disposition of Longview (notes 2d and 16)	(208,375)	-	(208,375)
Balance at March 31, 2014	$276,691	$3,198	$279,889

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2013	$1,645,284	$2,150	$1,647,434
At March 31, 2014	$1,238,902	$2,042	$1,240,944

Advantage Oil & Gas Ltd. - 28

6.	Related party transactions

Transactions between Advantage and Longview

Advantage charged Longview $0.1 million during the period from January 1, 2014 to February 28, 2014 (three months ended March 31, 2013 - $1.4 million) under the Technical Services Agreement (“TSA”). Dividends declared and paid or payable from Longview to Advantage during the period from January 1, 2014 to February 28, 2014 totaled $0.8 million (three months ended March 31, 2013 - $3.2 million). All amounts due to Advantage from Longview were non-interest bearing in nature, were incurred within the normal course of business, and were settled after closing of the Offering (note 2(d)).

7.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, investment in Questfire Class B Shares, trade and other accrued liabilities, bank indebtedness, convertible debenture, derivative assets and liabilities, and other liability.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at March 31, 2014, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The other liability has been classified as a derivative liability at fair value through profit or loss. The fair value is calculated as disclosed in note 3.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at March 31, 2014, the estimated fair value of the outstanding convertible debenture obligation was $87.1 million (December 31, 2013 - $86.7 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. Financial assets measured at fair value based on a level 1 input consist solely of the investment in Questfire Class B Shares, using a quoted market price. The Corporation does not have any financial liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. For assets and liabilities measured at fair value on a recurring basis, such as derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 29

7.	Financial risk management (continued)

(a)	Price and currency risk

As at March 31, 2014, the Corporation’s natural gas hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	AECO ($Cdn.)
Q2 2014 to Q4 2014	65.4 mmcf/d	$3.79/mcf
Q1 2015 to Q4 2015	75.8 mmcf/d	$3.90/mcf
Q1 2016	52.1 mmcf/d	$3.88/mcf

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

(b)	Capital management

Advantage’s capital structure as at March 31, 2014 and December 31, 2013 is as follows:

	March 31, 2014	December 31, 2013
Bank indebtedness (non-current) (note 8)	$84,654	$271,339
Working capital deficit (1)	17,082	58,520
Net debt	101,736	329,859
Convertible debentures maturity value (current)	86,250	86,250
Total debt	$187,986	$416,109
Shares outstanding (note 11)	169,095,589	168,382,838
Share closing market price ($/share)	$5.46	$4.61
Market capitalization (2)	923,262	776,245
Total capitalization	$1,111,248	$1,192,354

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage Oil & Gas Ltd. - 30

8.	Bank indebtedness

	March 31, 2014	December 31, 2013
Revolving credit facility:
Advantage	$84,943	$154,370
Longview	-	118,151
Discount on Bankers Acceptances and other fees	(289)	(1,182)
Balance, end of period	$84,654	$271,339

As at March 31, 2014, the Corporation had credit facilities (the "Credit Facilities") of $300 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $280 million extendible revolving loan facility from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporation’s debt to cash flow ratio. The Credit Facilities are collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2014 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds four years. Further, the aggregate of such contracts cannot hedge greater than 65% of total estimated petroleum and natural gas production over three years and 50% over the fourth year. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was met at March 31, 2014 and December 31, 2013. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the Credit Facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the three months ended March 31, 2014, the average effective interest rate on the outstanding amounts under the facilities was approximately 4.4% (March 31, 2013 – 4.9%). Advantage has no letters of credit issued and outstanding at March 31, 2014 or December 31, 2013.

9.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2014 and 2074. A risk-free rate of 2.96% (December 31, 2013 – 3.20%) and an inflation factor of 2% (December 31, 2013 – 2%) were used to calculate the fair value of the decommissioning liability at March 31, 2014. A reconciliation of the decommissioning liability is provided below:

	Three months ended	Year ended
	March 31, 2014	December 31, 2013
Balance, beginning of period	$100,616	$126,224
Accretion expense	586	4,587
Liabilities incurred	813	3,908
Change in estimates	(1,045)	1,335
Effect of change in risk-free rate	8,952	(35,630)
Property dispositions	-	(1,419)
Liabilities settled	(45)	(3,098)
Disposition of Longview (note 2d and 16)	(72,559)	-
	37,318	95,907
Transferred from assets held for sale	-	4,709
Balance, end of period	$37,318	$100,616

Advantage Oil & Gas Ltd. - 31

10.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. Advantage has not recognized a deferred tax effect associated with the loss on disposition of Longview (note 16) because it is not probable that Advantage can utilize the capital loss that was incurred for income tax purposes with this disposition.

11.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2012 and December 31, 2013	168,382,838	$2,229,598
Share based compensation (note 13)	712,751	3,242
Balance at March 31, 2014	169,095,589	$2,232,840

12.	Net loss per share attributable to Advantage shareholders

The calculations of basic and diluted net loss per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended
	March 31, 2014	March 31, 2013
Net income (loss) attributable to Advantage shareholders
Basic and diluted - continuing operations	$(17,616)	$(5,380)
Basic and diluted - discontinued operations	(58,894)	401
Basic and diluted	$(76,510)	$(4,979)

Weighted average shares outstanding
Basic and diluted	168,699,616	168,382,838

The calculation of diluted net loss per share for the three months ended March 31, 2014 and 2013 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net loss per share calculation was 10,029,070 for both periods. As at March 31, 2014 and December 31, 2013, the total convertible debentures outstanding were convertible to 10,029,070 shares.

The calculation of diluted net loss per share for the three months ended March 31, 2014 excludes the effect of the Stock Option Plan, as the impact would be anti-dilutive. For the three months ended March 31, 2014, total weighted average shares issuable in exchange for the Stock Options excluded from the diluted net loss per share calculation was 1,098,432 shares. For the three months ended March 31, 2013, the exercise price of the outstanding Stock Options exceeded the average market price for the period, therefore no weighted average shares from the assumed exercise of stock options were excluded from the calculation of diluted weighted average shares outstanding.

Advantage Oil & Gas Ltd. - 32

13.	Share based compensation

The following tables summarize information about changes in stock options outstanding at March 31, 2014:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,994,658)	3.67
Exercised	(1,994,641)	3.67
Granted	3,804,675	3.69
Forfeited/cancelled	(2,732,416)	3.68
Balance at December 31, 2013	13,060,843	$3.68
Exercised	(4,978,377)	3.67
Granted	2,294,473	4.43
Forfeited/cancelled	(4,144,974)	3.68
Balance at March 31, 2014	6,231,965	$3.95

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$3.67 - $4.43	6,231,965	1.38	$3.95	808,616	$3.67

Share based compensation recognized by plan for the three months ended March 31, 2014 and 2013 are as follows:

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013
RSPIP	$1,058	$202
Stock Option Plan	566	2,176
Total share based compensation	1,624	2,378
Capitalized	(636)	(798)
Net share based compensation expense	$988	$1,580

From continuing operations	$322	$1,517
From discontinued operations	666	63
	$988	$1,580

Advantage Oil & Gas Ltd. - 33

14.	Other income (expenses)

	Three months ended
	March 31, 2014	March 31, 2013
Interest income - Questfire Debenture (note 4)	$455	$-
Accretion income - Questfire Debenture (note 4)	557	-
Loss on disposition of Questfire Debenture (note 4)	(13,833)	-
Unrealized gain - Questfire Class B Shares	3,150	-
Unrealized loss on other liability (note 3)	(3,000)	-
Miscellaneous income	587	869
Total other income (expenses)	$(12,084)	$869

From continuing operations	$(12,084)	$14
From discontinued operations	-	855
	$(12,084)	$869

15.	Supplementary cash flow information – continuing operations

Changes in non-cash working capital is comprised of:

	Three months ended	Three months ended
	March 31, 2014	March 31, 2013
Source (use) of cash:
Trade and other receivables	$(8,378)	$(637)
Prepaid expenses and deposits	402	614
Trade and other accrued liabilities	(23,977)	13,583
	$(31,953)	$13,560

Related to operating activities	$(31,234)	$19,973
Related to financing activities	132	(816)
Related to investing activities	(851)	(5,597)
	$(31,953)	$13,560

Advantage Oil & Gas Ltd. - 34

16.	Discontinued operations

The Corporation was previously comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates a natural gas focused property in Alberta. Longview developed and operated primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan. On February 28, 2014, the Corporation discontinued the Longview segment by selling its investment in Longview pursuant to the Offering (note 2(d)).

Results of the discontinued Longview segment are as follows:

	Three months ended
	March 31, 2014(1)	March 31, 2013
(thousands of Canadian dollars)

Petroleum and natural gas sales	$24,715	$34,327
Less: royalties	(4,108)	(6,482)
Petroleum and natural gas revenue	20,607	27,845

Operating expense	(7,022)	(11,255)
General and administrative expense	(1,891)	(727)
Depreciation expense	(6,138)	(9,923)
Finance expense	(1,189)	(1,960)
Losses on derivatives	(4,323)	(3,591)
Other income (expenses)	-	855
Non-controlling interest	85	(489)
Income before taxes from discontinued operations	129	755
Income tax expense	(198)	(354)
Income (loss) from discontinued operations	(69)	401
Loss on disposition of Longview	(58,825)	-
Net income (loss) from discontinued operations	$(58,894)	$401

(1) Results from January 1, 2014 to February 28, 2014

Cash flows of the discontinued Longview segment are as follows:

	Three months ended
	March 31, 2014	March 31, 2013
(thousands of Canadian dollars)
Cash flow from operating activities	$12,434	$15,643
Cash flow from (used in) financing activities	435	(220)
Cash flow from (used in) investing activities	78,976	(12,250)

Advantage Oil & Gas Ltd. - 35

Directors	Legal Counsel

Stephen E. Balog (1)(2)(3)	Burnet, Duckworth and Palmer LLP
Paul G. Haggis (1)(2)(3)
Andy J. Mah	Transfer Agent
Ronald A. McIntosh (1)(2)(3)
Computershare Trust Company of Canada
(1) Member of Audit Committee
(2) Member of Reserve Evaluation Committee	Abbreviations
(3) Member of Human Resources, Compensation &	bbls	- barrels
Corporate Governance Committee	bbls/d	- barrels per day
	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
Officers	boe/d	- barrels of oil equivalent per day
	mcf	- thousand cubic feet
Andy J. Mah, President and CEO	mcf/d	- thousand cubic feet per day
Craig Blackwood, Vice President, Finance and CFO	mmcf	- million cubic feet
Neil Bokenfohr, Senior Vice President	mmcf/d	- million cubic feet per day
	bcf	- billion cubic feet
Corporate Secretary	tcf	- trillion cubic feet
	gj	- gigajoules
Jay P. Reid, Partner	NGLs	- natural gas liquids
Burnet, Duckworth and Palmer LLP	WTI	- West Texas Intermediate

Auditors	Corporate Office

PricewaterhouseCoopers LLP	300, 440 – 2nd Avenue SW
Calgary, Alberta T2P 5E9
Bankers	(403) 718-8000

The Bank of Nova Scotia	Contact Us
National Bank of Canada
Royal Bank of Canada	Toll free: 1-866-393-0393
Canadian Imperial Bank of Commerce	Email: ir@advantageog.com
Union Bank, Canada Branch	Visit our website at www.advantageog.com
Alberta Treasury Branches
Wells Fargo Bank N.A., /Canada Branch	Toronto Stock Exchange Trading Symbols

Independent Reserve Evaluators	Shares: AAV
5.00% Convertible Debentures: AAV.DBH
Sproule Associates Limited
New York Stock Exchange Trading Symbol

Shares: AAV